Jimena Acuña Smith T +1 415 315 2306 jimena.smith@ropesgray.com

January 27, 2026

BY EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attention: Aaron Brodsky

Re:	Impax Funds Series Trust I (File Nos. 002-38679, 811-02064) (the “Registrant”)

Dear Mr. Brodsky:

We are writing to respond to the supplemental comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided by telephone on January 15, 2026 in connection with Post-Effective Amendment No. 108, filed with the Commission on October 3, 2025 pursuant to Rule 485(a) under the Securities Act of 1933, as amended, regarding Impax Global Infrastructure ETF (the “Fund” and the post-effective amendment filed pursuant to Rule 485(a), the “Registration Statement”). The Staff previously provided comments on the Registration Statement on December 10, 2025 (the “Initial Comments”) to which the Registrant provided responses in an initial response letter submitted to the Staff on December 16, 2025. The Staff’s supplemental comments are summarized below, and each is followed by our response.

Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Fund’s Registration Statement.

PROSPECTUS COMMENTS

1.	Comment. The Staff reiterates its Initial Comment regarding the Fund’s 20% revenue test as it relates to the Fund’s 80% investment policy and providing additional criteria in the policy to establish a meaningful nexus. Please explain supplementally how the Fund’s 20% revenue test establishes a meaningful nexus between the Fund’s investments and the term “infrastructure” in the Fund’s name. Alternatively, please explain why a 20% revenue test is sufficient to establish a meaningful nexus.

Response. The Registrant notes that in identifying companies owning, operating, developing or distributing sustainable infrastructure-related goods, services or assets, a significant revenue test of “at least 20% of revenues” reflects infrastructure companies’ current progress in the transition to a more sustainable economy. The Registrant respectfully submits that the Adviser arrived at the 20% revenue test through fundamental financial analysis, which includes an analysis of the ESG factors that the Adviser has determined are financially material. Accordingly, the Registrant believes that the 20% revenue test is sufficient to establish a meaningful nexus between the Fund’s investments and the term “infrastructure” in the Fund’s name and respectfully declines to make the requested change.

2.	Comment. The Staff reiterates its Initial Comment regarding the Fund’s definition of “sustainable infrastructure” for purposes of the Fund’s 80% investment policy. The Staff notes that “sustainability,” as that phrase is used in the second sentence of the Principal Investment Strategy section, implies that the Fund focuses on sustainability. The Staff notes that a dictionary definition of “sustainability” relates to the use of a resource, so that it is not depleted or permanently damaged. The Staff notes that the definition of “sustainable infrastructure” included in the Fund’s Principal Investment Strategy section appears to define the phrase more broadly, to include infrastructure that advances social well-being, even if it is not “sustainable” under the common meaning: “The Adviser defines ‘sustainable infrastructure’ to mean infrastructure that conserves, enables or increases access to vital resources such as clean energy, water, food and agriculture, including resource and waste management, as well as other societal resources such as healthcare, education, finance, transportation, and data and communications that advance social well-being.” Please reconcile how references to “health care, education, finance, transportation and data and communications” relate to “sustainability,” as that term is commonly understood.

Response. The Registrant respectfully submits that, with respect to the Fund’s 80% investment policy, the term “sustainable” qualifies the term “infrastructure” and that sustainable infrastructure is not a term that is commonly understood to have a single meaning. Further, the Registrant believes that its definition of sustainable infrastructure – infrastructure that conserves, enables or increases (i.e., does not deplete) access to both vital natural resources and societal resources, including healthcare, education, finance, transportation and data and communications is consistent with the dictionary definition articulated by the Staff, is eminently reasonable and has been clearly articulated in the prospectus of the Target Fund since inception. The Registrant further notes that the adopting release for amended Rule 35d-1 under the Investment Company Act of 1940, as amended, provides that the “amended rule is designed for funds to retain reasonable discretion in establishing their 80% investment policies and defining the terms in their names.” Accordingly, the Registrant declines to make the requested change.

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We hope that the foregoing responses adequately address the Staff’s comments. Should you have any further questions or comments, please do not hesitate to contact me at the number referenced above.

Very truly yours,

/s/ Jimena Acuña Smith
Jimena Acuña Smith

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